Exhibit 4.1

SUPPLEMENTAL INDENTURE RELATING TO THE NOTES

THIS SUPPLEMENTAL INDENTURE, dated as of May 9, 2014 (this “Supplemental Indenture”), is by and among Berry Plastics Corporation, a Delaware corporation (the “Issuer”) and U.S. Bank National Association, as trustee (the “Trustee”).

WHEREAS, the Issuer, the Guarantors and the Trustee are party to that certain Indenture, dated as of April 30, 2010, providing for the issuance of 9 1⁄2% Second Priority Senior Secured Notes due 2018 (the “Securities”), as supplemented (the “Indenture”);

WHEREAS, Section 9.02 of the Indenture provides that the Indenture may be amended with the written consent of the Holders of at least a majority in principal amount of the Securities then outstanding voting as a single class (including consents obtained in connection with a tender offer or exchange for the Securities) (subject to certain exceptions);

WHEREAS, the Issuer desires and has requested the Trustee to join with it in entering into this Supplemental Indenture for the purpose of amending the Indenture in certain respects as permitted by Section 9.02 of the Indenture;

WHEREAS, the execution and delivery of this Supplemental Indenture has been authorized by the Board of Directors of the Issuer;

WHEREAS, the Issuer has received the consent of the Holders of at least a majority in principal amount of the outstanding Securities (including after giving effect to Section 13.06 of the Indenture) and has satisfied all other conditions precedent, if any, provided under the Indenture to enable the Issuer and the Trustee to enter into this Supplemental Indenture, all as certified by an Officers’ Certificate, delivered to the Trustee simultaneously with the execution and delivery of this Supplemental Indenture; and

NOW, THEREFORE, in consideration of the above premises, each party hereby agrees, for the benefit of the others and for the equal and ratable benefit of the Holders of the Securities, as follows:

SECTION 1. Capitalized Terms. Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture.

SECTION 2. Amendments to the Indenture. The Indenture is hereby amended by deleting the following sections of the Indenture and all references thereto in the Indenture in their entirety:

Section 4.03	(Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock)

Section 4.04	(Limitation on Restricted Payments)

Section 4.05	(Dividend and Other Payment Restrictions Affecting Subsidiaries)

Section 4.06	(Asset Sales)

Section 4.07	(Transactions with Affiliates)

Section 4.08	(Change of Control)

Section 4.10	(Further Instruments and Acts)

Section 4.12	(Liens)

Section 4.13	(Maintenance of Office or Agency)

Sections 5.01(a)(iii) and (iv)	(When Issuer May Merge or Transfer Assets)

Sections 6.01(c), (d), (e) and (h),	(Events of Default)

SECTION 3. Defined Terms. Any terms defined in the Indenture which are used in any Sections of the Indenture which are deleted by any Section of this Supplemental Indenture and which are not otherwise used in any other Section of the Indenture not affected by this Supplemental Indenture are hereby deleted.

SECTION 4. Severability. In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 5. Successors. All agreements of the Issuer and the Trustee in this Supplemental Indenture shall bind their respective successors.

SECTION 6. Effectiveness. The provisions of Sections 2 and 3 of this Supplemental Indenture shall be effective at the time that the Issuer accepts for purchase a majority in principal amount of the outstanding Securities issued under the Indenture, excluding any Securities held by the Issuer, any Guarantor, or any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer or any Guarantor.

SECTION 7. Endorsement and Change of Form of Notes. Any Securities authenticated and delivered after the close of business on the date that this Supplemental Indenture becomes effective may be affixed to, stamped, imprinted or otherwise legended by the Trustee, with a notation as follows:

“Effective as of May 9, 2014, substantially all of the restrictive covenants in the indenture have been eliminated and certain of the Events of Default and related provisions have been eliminated or modified, as provided in the Supplemental Indenture, dated as of May 9, 2014. Reference is hereby made to said Supplemental Indenture, copies of which are on file with the Trustee, for a description of the amendments made therein.”

SECTION 8. Ratification of Indenture; Supplemental Indenture Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Securities heretofore or hereafter authenticated and delivered shall be bound hereby. Except as amended hereby, the Indenture and the Securities are in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. Subject to Section 13.01 of the Indenture, in the case of conflict between the Indenture and this Supplemental Indenture, the provisions of this Supplemental Indenture shall control.

SECTION 9. Governing Law. THIS SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 10. Counterparts. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

SECTION 11. Effect of Headings. The Section headings herein are for convenience only and shall not effect the construction of this Supplemental Indenture.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the day and year written above.

BERRY PLASTICS CORPORATION

By:	/s/ Jason K. Greene
	Name:	Jason K. Greene
	Title:	Executive Vice President, General Counsel and Secretary

U.S. BANK NATIONAL ASSOCIATION

By:	/s/ Jean Clarke
	Name:	Jean Clarke
	Title:	Vice President

[Signature Page to Supplemental Indenture]